                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                BAB Incorporated
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    055183107
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                              October 16, 2017
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.     055183107                            13D/A
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    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS (See Instructions)

                PF
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    323,508
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         323,508
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               323,508
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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.454%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
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CUSIP No.     055183107                            13D/A
              -----------
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    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    126,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         126,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               126,000
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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.735%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
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         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), no par value per share ("Share"), of BAB Inc, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Lake Cook Road, Suite 475, Deerfield, Illinois 60015.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $219,594

Karina Daly                            78,760


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 7,263,508 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly                323,508        4.454%

Karina Daly                  126,000        1.735%
                             ----------     -------

TOTAL                        449,508        6.189%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding,as reported in the Issuer's 10-Q for the quarter ended
August 31, 2017 is 7,263,508 Shares (as of October 13, 2017).


(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a)

(c)  Transactions for the 60 days prior to the date of this Schedule 13D/A:


Person Who Effected the Transaction      Transaction Date       Number of Shares Sold     Price per Share

Joseph P. Daly                           09/15/2017                       424                    0.74
Joseph P. Daly                           10/03/2017                       802                    0.72
Joseph P. Daly                           10/04/2017                      9662                    0.69
Joseph P. Daly                           10/06/2017                     13500                    0.69
Joseph P. Daly                           10/09/2017                     10500                    0.70
Joseph P. Daly                           10/16/2017                     19000                    0.69
Joseph P. Daly                           10/16/2017                     12492                    0.70
Joseph P. Daly                           10/17/2017                      1000                    0.70


        All transactions were effectuated through open-market purchases

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2017
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly


                                               /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly